PROSPECTUS SUPPLEMENT (to Prospectus Supplement dated September 12, 2024 and Prospectus dated September 12, 2024)	Filed pursuant to Rule 424(b)(5) Registration No. 333-281937

Kazia Therapeutics Limited

Up to $1,734,081

American Depositary Shares representing Ordinary Shares

This prospectus supplement, or this Supplement, supplements and amends the Prospectus Supplement dated September 12, 2024, or the ATM Prospectus Supplement. This Supplement should be read in conjunction with the ATM Prospectus Supplement and the accompanying prospectus dated September 12, 2024, contained in our registration statement on Form F-3 (File No. 333-281937) filed with the SEC on September 5, 2024, or the Registration Statement. This Supplement is qualified by reference to the ATM Prospectus Supplement and the accompanying prospectus, except to the extent that the information presented herein supersedes the information contained in the ATM Prospectus Supplement and the accompanying prospectus.

On April 22, 2022, we entered into an equity distribution agreement, or the Distribution Agreement, with Oppenheimer & Co. Inc., or Oppenheimer, as amended by an amendment thereto, dated September 4, 2024, relating to the sale of our American Depositary Shares, or the ADSs. Each ADS represents 100 fully paid ordinary shares, no par value per ordinary share, or the Ordinary Shares. In accordance with the terms of the Distribution Agreement, as amended, we may offer and sell ADSs having an aggregate offering price of up to $50,000,000 from time to time through Oppenheimer pursuant to at-the-market transactions. As of the date of this Supplement, we have issued and sold an aggregate of 144,801,800 Ordinary Shares represented by ADSs pursuant to the Distribution Agreement for aggregate gross proceeds of $13.37 million, including an aggregate of 51,641,740 Ordinary Shares represented by ADSs with an aggregate sales price of $1,634,291 under the ATM Prospectus Supplement.

On January 10, 2025, the aggregate market value worldwide of our outstanding voting and non-voting common equity held by non-affiliates was approximately US$34.0 million, based on 501,736,760 ordinary shares outstanding (which would be represented by 5,017,367 ADSs assuming all holders held ADSs) held by non-affiliates as of January 6, 2025, and a per ADS price of US$6.78 based on the closing sale price of the ADSs on The Nasdaq Capital Market on November 11, 2024. As of the date hereof, we have sold or offered 7,615,905 ADSs for a total of US$5,121,626 pursuant to General Instruction I.B.5 of Form F-3 during the prior 12 calendar month period that ends on and includes the date hereof. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell securities registered on the Registration Statement of which any prospectus supplement forms a part in a public primary offering with a value exceeding one-third of our outstanding voting and non-voting common equity held by non-affiliates, or the Public Float, in any 12-month period so long as our Public Float remains below US$75.0 million.

The purpose of this Supplement is to reduce the size of the continuous offering by us under the ATM Prospectus Supplement to up to $1,734,081 of ADSs, effective as of the date hereof. As of the date hereof, after taking into account $1,634,291 of ADSs that we have previously sold under the ATM Prospectus Supplement, we may offer up to additional $99,790 of ADSs, or Current Limit, under the ATM Prospectus Supplement, as amended by this Supplement, subject to the limit described therein. We will not make any sales of securities exceeding the Current Limit under the ATM Prospectus Supplement, as amended by the Supplement, unless and until a new prospectus supplement or a new registration statement is filed. The Distribution Agreement, as amended, remains in full force and effect.

ADSs representing our ordinary shares are listed on the Nasdaq Capital Market under the symbol “KZIA.” On January 8, 2025, the closing sale price of the ADSs on the Nasdaq Capital Market was $1.69 per ADS.

Investing in the ADSs involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” on page S-6 of the ATM Prospectus Supplement, as well as in the documents incorporated or deemed to be incorporated by reference into the ATM Prospectus Supplement and the accompanying Prospectus, concerning factors you should consider before buying the ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the ATM Prospectus Supplement, as amended by this Supplement, and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Oppenheimer & Co.

The date of this prospectus supplement is January 10, 2025.